
August 29, 2023

Kanishka Roy
Co-Chief Executive Officer
Plum Acquisition Corp. I
2021 Fillmore St. #2089
San Francisco, CA 94115

   Re: Plum Acquisition Corp. I
     Preliminary Proxy Statement on Schedule 14A
     Filed August 11, 2023
     File No. 001-40218

Dear Kanishka Roy :

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Philip C. McDermott, Esq.